Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR Report 2016’ to Korea Exchange.

On May 22, 2017, Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR (Corporate Social Responsibility) Report 2016’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).